EXHIBIT 10.2

Lewis B. Campbell	40 Westminster Street
Chairman and	Providence, RI 02903-2525
Chief Executive Officer	Tel: (401) 457-2322
Textron Inc.	Fax: (401) 457-3682
lcampbell@textron.com

July 27, 2009

Frank Connor
9 Hilltop Place
Rye, NY  10580

Dear Frank:

I am pleased to offer you the position of Executive Vice President and Chief Financial Officer of Textron Inc., reporting directly to me.  The Board and I believe you have the personal and professional qualifications to make significant contributions to the success of Textron and that you will be an excellent financial leader of the organization as we address the challenges and opportunities facing us.

As Chief Financial Officer, you shall have duties, authorities and responsibilities generally commensurate with the duties, authorities and responsibilities of persons in similar capacities in similarly sized companies, subject to Textron’s By-laws and its organizational structure.

The main features of your compensation package, as approved by the Organization and Compensation Committee of the Board (the “O&C Committee”), are summarized below:

•	Annual Base Salary

Base salary of $750,000 per year, to be annually reviewed by the O&C Committee when it reviews senior executive compensation.

•	Annual Incentive Compensation

You will be eligible to participate in Textron’s Annual Incentive Compensation (AIC) Plan, with an initial target opportunity of 85% of your annualized base salary, based upon the achievement of the performance goals established for each performance period by the O&C Committee.  Actual payouts may vary each performance period from zero to 200% of your target opportunity depending upon, among other things the O&C Committee’s determination that you and Textron have achieved the established performance goals.  Payouts are generally made within the first 2½ months after the end of the performance period.  For the 2009 performance period, your AIC award will be determined by the

O&C Committee by applying the 2009 performance metrics and award levels it has approved for other members of the Management Committee.  Your 2009 AIC award will also be calculated on a non-prorated basis.

•	Long Term Incentive Compensation

For the 2009 plan year, provided you otherwise meet the eligibility requirements of the Plan, you will receive the following Long-Term Incentive Compensation (LTI) grant on the later of August 1, 2009 or three business days after your first day of employment with Textron:

1.	120,000 2009-2011 Performance Share Units (PSUs)
2.	70,000 Restricted Share Units (RSUs)
3.	80,000 Stock Options

You will receive in separate award documentation the specific details relating to the vesting requirements, performance metrics, and terms and conditions soon after your first date of employment with Textron.

Any long-term incentive awards for which you may be eligible in subsequent years will be determined by the O&C Committee as part of its review of senior management compensation and will be made in accordance with the Textron Inc. 2007 Long Term Incentive Plan (or under a successor plan) and will be subject to the terms and conditions of the plan and award agreement under which they are granted.  Subject to O&C Committee approval and possible adjustment each year, your target opportunity for LTI awards will be 285% of base salary.  Long-term incentive awards may consist of, among other things, performance shares or performance share units, restricted stock or restricted stock units, stock options, or other long-term incentive awards in proportions and subject to vesting requirements and other terms and conditions determined by the O&C Committee.

•	Pension Benefits

Eligibility to participate in the following pension programs:

1.	The Textron Master Retirement Plan based on Textron service;
2.	The Spillover Pension Plan based on Textron service; and
3.
An enhanced pension benefit providing an additional 3 years of credited service using the formula for the Textron Master Retirement Plan and Spillover Pension plan, but provided under a separate non-qualified pension benefit program.  Vesting for this enhanced pension benefit will occur after 5 years of employment with Textron.

•	Deferred Income Plan

Eligibility to participate in the Deferred Income Plan for Textron Executives or any successor elective deferred compensation plan offered to Textron’s senior executives.  As long as you hold the CFO position, you would be eligible to participate in the Deferred Income Plan as a “Schedule A” participant, which is the participation level that applies to Textron’s other senior executives.  The Deferred Income Plan currently provides a matching contribution equal to 10% of any elective deferred income (not including deferrals of base salary) that a Schedule A participant allocates to the Textron stock unit account in the plan.  You would be eligible to receive this matching contribution to the same extent as other Schedule A participants.  Textron reserves the right to amend the terms of the Plan, including the matching contribution.

•	Severance, Health and Welfare Benefits

Eligibility to participate in the Key Executive Severance Plan and the Executive Physical Program. For your reference, I have enclosed a copy of the current Key Executive Severance Plan, which may be amended from time to time.

You will also be eligible to participate in Textron’s health, disability, life insurance, and other welfare benefit programs at the same level as Textron’s other senior executives. You will be eligible to receive four weeks of vacation annually.

•	General Provisions

You will be covered by the indemnification provisions of Textron’s By-Laws to the same extent as Textron’s other senior officers.  Textron will cover you under directors and officers liability insurance for bona fide claims based on your actions or failure to act in your capacity as a Textron officer in the same amount and to the same extent as Textron covers its other officers and directors.

If you accept this offer of employment with Textron, Textron agrees to reimburse you for reasonable legal fees and costs (before tax) associated with your review of the terms of this offer.

All of the payments and benefits described in this letter are subject to applicable tax withholding, to the terms and conditions of the Textron plans under which they are provided (as amended from time to time), and to the requirements of applicable law.  The dollar amounts and values described in this letter are gross amounts, before any applicable tax or tax withholding.

This letter does not constitute an employment contract for a period of time and employment may be terminated by you or Textron at any time, with or without cause.  This offer of at-will employment is subject to Textron’s normal pre-employment requirements, which include verification of employment and a mandatory drug test. This letter supersedes any prior agreements or understandings, oral or written, between you and Textron with respect to the terms of your employment and constitutes the entire agreement of the parties with respect to the subject matter hereof.   The terms of the offer will be governed by the laws of Delaware.

This offer remains in effect until August 1, 2009. We anticipate that you will start work on or before August 1, 2009.

I am pleased to offer you this opportunity to join the Textron.

Sincerely,

/s/ Lewis B. Campbell

I have read the foregoing offer of at-will employment and agree with, and accept, this offer subject to the terms and conditions detailed in this letter.

Signed:	/s/Frank Connor	Date:	July 27, 2009
Frank Connor